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                          December 19, 2022

       Jos   Ram  n Gonz  lez
       Chief Legal Officer & Corporate Secretary
       Equitable Holdings, Inc.
       1290 Avenue of the Americas
       New York, NY 10104

                                                        Re: Equitable Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 15,
2022
                                                            File No. 333-268815

       Dear Jos   Ram  n Gonz  lez:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance